 February 28, 2019

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Filing of CME Group Inc. Annual Report on Form 10-K for the year ended December 31, 2018

Ladies and Gentlemen:

On behalf of CME Group Inc., a Delaware corporation (the “Company”), transmitted herewith for filing is the Company’s Annual Report on Form 10-K for the year ended December 31, 2018.

There have not been any changes from the preceding year in any accounting principles or practices, or in the method of applying any such principles or practices, other than the adoption of the Financial Accounting Standards Board's Accounting Standards Update No. 2014-09—REVENUE FROM CONTRACTS WITH CUSTOMERS (TOPIC 606), Accounting Standards Update No. 2016-01—FINANCIAL INSTRUMENTS—OVERALL (SUBTOPIC 825-10): RECOGNITION AND MEASUREMENT OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, Accounting Standards Update No. 2016-18—STATEMENT OF CASH FLOWS (TOPIC 230): RESTRICTED CASH, Accounting Standards Update No. 2017-07—COMPENSATION—RETIREMENT BENEFITS (TOPIC 715): IMPROVING THE PRESENTATION OF NET PERIODIC PENSION COST AND NET PERIODIC POSTRETIREMENT BENEFIT COST, Accounting Standards Update No. NO. 2017-12—DERIVATIVES AND HEDGING (TOPIC 815): TARGETED IMPROVEMENTS TO ACCOUNTING FOR HEDGING ACTIVITIES, Accounting Standards Update No. 2018-02—INCOME STATEMENT—REPORTING COMPREHENSIVE INCOME (TOPIC 220): RECLASSIFICATION OF CERTAIN TAX EFFECTS FROM ACCUMULATED OTHER COMPREHENSIVE INCOME, and Accounting Standards Update No. 2018-13—FAIR VALUE MEASUREMENT (TOPIC 820): DISCLOSURE FRAMEWORK—CHANGES TO THE DISCLOSURE REQUIREMENTS FOR FAIR VALUE MEASUREMENT.

If you have any questions or comments in connection with the foregoing, please contact me at (312) 930-3305. Facsimile transmissions may be sent to the undersigned at (312) 930-4556.

Very truly yours,

/s/ Meg Wright

Executive Director, Associate General Counsel & Assistant Corporate Secretary

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